Sun Life Financial announces
quarterly dividends on Common and Preferred Shares
Toronto — October 27, 2005 — The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a quarterly shareholder dividend of $0.255 cents per common share, payable December 30, 2005 to shareholders of record at the close of business on November 23, 2005.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.2969 per Class A Non-Cumulative Preferred Share, Series 1, and $0.30 per Class A Non-Cumulative Preferred Share, Series 2, both payable December 30, 2005, to shareholders of record at close of business on November 23, 2005.
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of $374 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com	Kevin Strain Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com